Exhibit 18

February 22, 2018

Board of Directors
Bank of America Corporation
100 North Tryon Street
Charlotte, NC 28225

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Bank of America Corporation’s (the “Corporation”) Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017 and issued our report thereon dated February 22, 2018. Note 1 to the financial statements describes a change in accounting principle associated with the determination of when certain stock-based compensation awards are considered authorized for purposes of determining their service inception date. It should be understood that the preferability of one acceptable method of accounting over another for the determination of when stock-based compensation awards are considered authorized has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Corporation’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,